Exhibit 99.68

Cel4ain iiifomiation contained helein has been redacted on the basis that disclosui e of such infolmatioii would violate confidentiality or be prejudicial to the interests of Highlander Silvel Cold. Execution Copy DEBT SETTLEMENT GNU STREAM TERMINATION AGREEMENT THIS AGREEMENT is made as of December 18, 2025 AMONG: INTERNATIONAL ROYALTY CORPORATION, os collateral agent for the benefit of and on behalf of the Cieditors (os defined in the Second Amended and Restated Inteicreditor Agreement) (in such capacity, the “Collateral Agent”) in connection with the Security Dociunents HIGHLANDER SILVER CORP. (“Highlander”) WHEREAS: A. D. E. INTERNATIONAL ROYALTY CORPORATION (“IRC”) 1368445 B.C. LTD. (“1368445”) B Beni Creek and IRC (as successor to Sondstoini) ore porty to the Sandstone Stieom Agreement . In connection with the Sondstoini Streom Agreement, the Obligois have guaranteed the obligations of Bear Creek theieunder in favour of IRC (as successor to Sandstorin) . C. Beni Creek, and IRC (os successoi to Noinod and os the Nomod Purchaser end the Nomad Streom Agent) are party to the Nomad Stieom Agreement . In connection with the Noinod Streom Agreement, the Obligors have giuiranteed the obligations of Beni Cieek theieunder in favour of IRC (os successor to Nomad end Sandstoini) in its capacity os Nomod Stream Agent end Nomad Purchasers .

F. - 2 - G. Beni Creek Peiu (amonp others) granted the Sandstorin Peiu Royalty Agreement in favour of IRC (as successor to Sondstorni). H. Nomad oinalpainated with Sondstoini on January 1, 2025. I. Sandstorin changed its name to 17411979 Conada Inc. and continued under the federal lows of Canada from the Piovince of British Columbia on Octobei 20, 2025. J. 17411979 Canoda Inc. ainolpainated with IRC on October 23, 2025 undei the corporate name of IRC. K . Hiphlonder end Bear Creek me proposing to enter into on arrangement agreement (the “Arrangement Agreement”) piusuant to which Hiphlonder will acquire all of the outstondinp equity securities of Bear Creek in accordance with a plan of aoangement (the “Arrangement”) iindei the Business Corporations Act (Bi'itish Coliunbia) : L. Hiphlonder and IRC wish to (i) terminate the Obligations end the Nomad Stieom Agreement and the Sondstoini Stieom Agreement, (ii) omend end iestate the Sondstoini Peru Royalty Agreement, and (iii) creote, gront, reserve end entei into the Mercedes Royalty Agreement, on the tens and conditions as are more particuloi' 1 y set forth herein . NOW THEREFORE THIS AGREEMENT WIThTSSES that in consideration of the muttuil covenants end agreements contained in this Agreement, the parties agree as follows: ARTICLE 1 INTERPRETATION 1.1 Definitions In this Agreement, unless something in the subject matter oi context is inconsistent theiewith: “ 2536062 ” means 2536062 Ontario Inc . o corporation existing under the lows of the Province of Ontario end o wholly - owned subsidiary of Ben Creek, as o giuiiantor under certain Transaction Documents

- 3 - “Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or moie inteimediaries, Contiols, or is Controlled by, or is under common control with, such Person . “Agreement” means this Debt Settlement end Royalty Teiminotion Agreement end the Schedules attached to this Agreement end all amendments, iestateinents oi’ ieplocements to this Agreement mode by written agreement between the Parties . “Arrangement” has the meoninp set out in the iecitals, obove . “Arrangement Agreement” has the meaning set out in the recitals, above, and for greater certainty, for the purposes of Sections 3 . 1 (d) end 3 . 2 (k), means the form of Arrangement Agreement last deliveied to IRC prioi to execution of this Agreement . “BCMC Branch” means Bear Cieek Mininp Company Sucursal del Pelu, the Peruvian bronch of Beni Creek Exploration Company Ltd . , a company existing under the lows of the Piovince of British Columbia and o wholly - owned subsidiary of Bear Creek . “Bear Creek” means Bear Creek Minin Coi oiation a coin existin iindei the lows of the Piovince of British Coliunbia, “Bear Creek Peru means Beni Creek Mining S.A.C., a socierlarl anânima cerro rlo existin g iindei the laws of the Re ublic o f Peiu end an Affiliate of Beni Creek, as puarantoi and certain othei Transaction Dociunents. “Bear Creek Share Collateral” has the meaning piven to it in Section 3.2(i). “Business Day” means any day othei then o Saturday or Sunday or a day thot is a statutory holiday under any lows applicable in Vancouver, British Columbia. “Closing” hos the meaning given to it in Section 2.1. “Closing Deliverables” has the meoninp piven to it in Section 2.1. “Collateral”

- 4 - “Collateral Agent Release Direction” means o colloteial ogent release direction in the form set out ct Schedule E. “Control” means the possession, directly oi indirectly, of the powei to direct oi couse the direction of the management or policies of o Person, whethei through the ability to exercise voting power, by contiact or otheiwise . “Corani Royalty Agreement” means the Amended end Restated Sandstorin Peiu Royalty Agreement in the foini set out ct Schedule C. “Cross Default Agreement” means a cross default agreement dated June 20, 2025 among IRC (as successor to Sondstorin), 1368445 and the Obligors. “Governmental Body” means any applicable federal goveiuinent or of any political subdivision theieof, whether stote, provincial, teoitorial, municipal oi’ locol, end any ogency, authority, insMunentolity, regulatory body, court, commission, orbitiator, orbitiotion tribunal or other tribunal or other entity exeicising executive, legislative, judicial, toxinp, regulatory or administrative poweis oi functions of oi pertaining to government in any local oi foreign jiuisdiction . “Equinox” means Equinox Gold Coip., o company existing under the laws of the Province of British Columbia.

- 5 - “Insolvency Laws” meons any of the Baiikrnptm• aiirl liisolveiicv Act (Conada), the Companies Crerlitors Arraiigemeiit Act (Conada), th e 0 inding - Up and Resti Picturing Act (Canada), th e Mexican Bankruptcy Low (Jm' de Coiicwsos Mercantiles ) and Umterl Stotes Banff upto Code (Title 11 U.S.C.), eoch as now end hereaftei in effect, any successors to such statutes and ony other applicable insolvency, bankruptcy, liquidation, ieorgonizotion, arrangement oi relief of debtoi or othei similar law of any jurisdiction or any similar, analogous or equivalent legislation of any other country oi subdivision theieof, including any stattite which may be used by a Person to propose an arrangement to cieditoi s (including the oiTanpement piovisions of the Canada Busmess Corporations Act (Canoda) and piovincial business corpoiations legislation as now or hereafter in effect) or permitting a debtoi to obtoin o stay or a compromise of the claims of its creditors against it. “Lien” means (o) with respect to any Property, any mortgage, deed of tnist, firleicomiso, lien, pledge, hypothec, encumbiance, charpe, assignment, consipmnent, security interest, in, on oi of the Pioperty : end (b) ony othei agreement, trust or arrangement that in substance secures the payment or performance of any debt, liability or obligation . “Mercedes Project” meons the Mercedes mine pioject located in Sonoia Stote, Mexico, approximately 250 kilometers northeast of Herinosillo, Sonoia ’s capital city, and 300 kiloineteis south of Tiicson, Arizona . “Mercedes Royalty Agreement” ineans a royalty agreement in the forin set out in Schedule D . “MGH” ineans Mercedes Gold Holdings, S . A . de C . V . Socierlorl Aiióiiima ne Capital Variable existinp iinder the laws of Mexico end an indiiect wholly - owned subsidiary of Bear Creek, as a puarantor iindei certain Transaction Documents . “Mine Owner” menus Mineia Mercedes Minerales, S . DE R . L . DE C . V . (forinei'ly Minera Meridian Minerales S . de R . L . de C . V . ), o SorieJaJ de fiespoiisofii//dod Jiiiii/oJo ale Capital Var iable existing iindei the lows of Mexico and an indirect wholly owned subsidiary of Beer Creek, as a giioiontor under certain Tionsaction Documents .

“Obligations” - 6 - “Obligors” means, collectively, Bear Cieek end eoch Giuiiantor, end “Obligor” shell mean any one of them.

“Outside Date’ “Party” meons each party this agreement, end any of them. “Person” means end includes nattuol persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, tiusts, banks, tiust companies, led tnists, business trusts oi othei oipanizations, whether or not legol entities, end Governmental Bodies . “Property” means, with respect to any Peison, any oi oll of its present or aftei - acquired undertaking, piopeity end ossets . “Property Security Legislation” means, with respect to ony applicable jiuisdiction, the real and personal pioperty security or othei siiniloi, analogous oi equivalent legislation in effect therein from time to time oi any other legislation thot governs the granting or enfoicement of Liens by companies, corpoiations or other Persons in any applicable jurisdiction . “Real Property” ineons oll reel property interests, all mineral claims, mineial leases end other mineral i'iphts, concessions end interests, and all siufoce occess i'iphts held by ony Obligor relating to the Meicedes Project, and all buildings, strictures, improvements, oppurtenonces and fixtures theieon or attached thereto, whether created pi'ivately or by the action of any governmental body . “Real Property” shall also include any term extension, ienewol, replacement, conversion, division or substittition of any such ieol property inteiests, mineral claims, mineral leases, mineral i'iphts, concessions or interests, and siuface occess rights, owned oi in respect of which on interest is held, directly oi indirectly, by any Obligor at ony time during the term of this Agreement, whethei or not such owneiship oi interest is held continuously . “Sandstorni” meons Sandstone Gold Ltd. o piedecessoi to IRC. - 7 - “Sandstorni Debenture Documents means the Convertible Debenture

- 8 - “Sandstorni Peru Royalty Agreement” o net smelter return royalty agreement granted by Beer Creek Peru dated as of January 22, 2024 in favour of IRC (as siiccessoi to Sandstorin). “Sandstorni Stream A reenient” “Second Amended and Restated Intercreditor Agreement” menus the second amended and restated inteicreditor agreement dated os of June 20 , 2025 omonp, ziiter alios, the Collateral Agent, IRC (os successor to Sandstoini), the Nomad Stream Agent, Equinox, Bear Creek, 2536062 , MGH, the Mine Owner, 1368445 and Bear Creek Peiu .

“Stream Documents' Transaction Documents' 2. Currency Except wheie otherwise expressly provided, oll monetary amounts in this Agreement me stated and shall be paid in United States dollars . 3. Headings The division of this Agreement into Articles and Sections end the insertion headings are for convenience of ieference only and shall not effect the construction or interpretation of this Agreement . The tens “hereof, “heieunder” and similar expiessions refer to this Agreement and not to any particuloi Article, Section or othei portion heieof and include ony agreement supplemental heieto . Unless something in the subject matter or context is inconsistent therewith, refeiences heiein to Articles, Sections and Schedules are to Articles end Sections of and Schedules to this Agreement . 4. Extended Meanings In this Agreement, words importing the singular nuinbei only include the pliuol and vice versa, woids importing any pender include oll genders . The term “includes” or “including” means “including, but not limited to” . A iefeience to any entity includes any successoi to thot entity . 5. Statutory References In this Agreement, imless something in the subject inattei or context is inconsistent therewith or unless otherwise heiein piovided, o reference to any stattite is to that statute as now enacted oi as the same inoy fiom time to time be amended, re - enacted or replaced and includes any iegiilations mode thereiindei . 6. Calculation of Time In this Agreement, o period of days will be deemed to begin on the first day ofter the event which begon the pei'iod end to end ct 5 : 00 p . m . (Vancouvei time) on the lost day of the pei'iod . If,

- 10 - howevei, the last day of the pei'iod does not fell on a Business Day, the pei'iod will terminate ct 5 :00 p.m. (Vancouver time) on the next Business Day. 1.7 Schedules The following ore the Schedules annexed heieto and incorporated by ieference and deemed to be part hereof: Capitalized terms used but not otherwise defined in the Schedules have the meanings piven to them in this Agreement . ARTICLE 2 DEBT SETTLEMENT ANSI STREAM TERMINATION 1. Closing In consideration foi the promises and covenants contained heiein, and upon satisfaction of the conditions precedent in Article 3 below, Hiphlwder ogrees to pay and deliver (oi in the case of Sections 2 . 1 (b) and (c), couse to be delivered) to IRC following deliveiables (the “Closing Deliverables”) : (a) A cash payment in the amount of US $ 6 , 200 , 000 by way of wire tronsfei in immediately available funds (without deduction or set off) to the account set out in Schedule B : (b) The Coroni Royalty Agreement signed by Beer Creek Peru end BCMC Bronch and duly notarized befoie a Peruvian notoiy public in Lima, Pelu ; and (c) The Mercedes Royalty Agreement signed by Minero Mercedes Mineioles, S. de R.L. de C.V. and duly notarized befoie a Mexican notary public in Mexico City, Mexico: (d) (e)

2. Release and Discharge Immediately upon receipt by IRC of the Closing Deliverables, each of IRC end 1368445 ogiees thot: (a) the Obligations shell be satisfied and poid in fhll; (b) the Transaction Dociunents shell be terminated and no Obligor shall have any remaining obligations theieiindei: (h) eoch of IRC end 1368445 agrees to do all such furthei acts, end take such additional steps end execute such additional documents as may be iequired to effect the foregoing releases, discharges and teiniinotions .

2.5 Notice of Liquidation IRC inoy, in its sole discretion, liquidate 13648445 prior to the Closing . If IRC pioceeds with such liquidation, it will piovide notice to Hiphlwder as soon os ieosonobly procticoble after the liquidation is complete . Upon any such liquidation, Hiphlonder acknowledges and ogiees that the rights end obligations of 1368445 under this Agreement shell become the i'iphts and obligations of IRC . ARTICLE 3 COh IITIONS PRECEDENT TO CLOSING 1. Conditions Precedent in Favour of Highlander The completion of the transactions contemplated by this Agreement is subject to the satisfaction and fulfilment or waivei by Highlandei of each of the following conditions at or before the Closing: (a) the repiesentotions end warranties of IRC and 1368445 contained in this Agreement are tiue and coiiect in all inatei'ia 1 respects as at Closing with the same effect as though such representations and woironties had been made as of the Closing : - 12 -

- 13 - (b) all of the covenants end obligations of IRC and 1368445 to be performed or observed on or befoie the Closing pursuant to this Agreement hove been drily perfoinied or observed in all material respects ; (c) Hiphlonder shall have received (i) IRC's, 1368445 ’s and the Collateral Agent's signatures to this Agreement, (ii) Eqiiinox's, IRC's and 1368445 ’s signatures to the Colloteial Agent Release Direction, and (iii) a certificate ofo senioi officer of IRC, in form and substance satisfactory to Highlwder, acting reasonably, certifying the inotteis in Section 3 . 1 (a) end Q) : (d) the Arrangement shall hove been consummated in accordance with the terms of the Arrangement Agreement : (e) Eoch of the foiepoing conditions piecedent is for the exclusive benefit of Highlandei, and Hiphlonder may woive any of them in whole oi in part in writing. 2. Conditions Precedent in Favour of IRC The completion of the transactions contemplated by this Agreement is subject to the satisfaction and fulfilment or woiver by IRC of eoch of the following conditions ct or befoie the Closing: (a) the iepresentations end warranties of Hiphlonder contained in this Agreement me tiue end correct in oll iespects as at Closing with the same effect as though such repiesentations and warranties had been made os of the Closing ; (b) all of the covenants and obligations of Highlandei to be peiforined or observed on or before the Closing puisiuint to this Agreement have been duly performed or observed in all respects : (c) no event of default (oi event which with notice oi’ lapse of time or both would become on event of default) under ony of the Tiansaction Documents oi Security Documents shell hove occurred md be continuing ; (d)

- 14 - Hiphlonder shell have deliveied, oi coused to be deliveied, the Closing Deliverables in occoidance with Section 2.1: j) Hiphlonder shall have delivered to IRC a certificate of a senioi officer of Hiphlonder, in form and substance satisfactory to IRC, acting reosonobly, certifying : (i) the matters in Sections 3 . 2 (a) - (f) ; (ii) resolutions of the booid of directois of Highlandei oiithoi'izing the execution end delivery of this Agreement and the performance by Highlander of the transactions contemplated by this Agreement, including the executi on end delive of the Coiani Ro eeinent the Mercedes Ro eeinent (iii) the signatures of the officeis executing this Agreement end each of the agreements and other documents to be executed by Hiphlonder piusuant to this Agreement : Hiphlonder shell have deliveied evidence satisfactory to IRC, acting reosonobly, confusing thot the Arrangement has been consummated in accordance with the tens of the Arrangement Agreement ;

- 15 - (1) Hiphlonder shell have deliveied on officer's certificate to IRC, certifying thot, immediately prior to the Closing: (ii1) (Vi1) (Viii) (i) Beni Cieek validly exists as a company in good standing under the lows of the Province of Bi'itish Coliunbia; eoch of the othei Obligors validly exists as a company (or equivalent) under the laws of its poveiuinp jurisdiction; neither Beer Cieek nor ony of the other Obligors has (i) proposed a compiomise oi arrangement to its creditors generally ; (ii) taken any proceeding with iespect to such a compromise or arrangement ; (iii) token any proceeding to have itself declared bauknipt or wound - up ; (iv) taken any proceeding to have a receivei, inonoper or tiustee appointed in respect of any part of its assets and properties : or (v) filed or become the subject of any proceeding under any Insolvency Laws thot is continuing ; (iv) theie is no iequirement for Bear Creek or ony of the othei Obligors to make any filinp with, pive any notice to or obtain any consent or approval from any Goveinmental Body as a condition to the lawful consiunination of the transections contemplated by this Agreement ; (v) theie is no requirement under (i) any contract, agreement or oiianpement to which Beni Creek or any of the other Obligois is o party or by which ony of them are bound, or (ii) ony applicable laws, to make ony filinp with, give any notice to, or to obtain the consent or approval of, any othei Peison relating to the transections contemplated by this Agreement ; (vi) Beni Creek and each other Obligor is in compliance with its obligations under each Tiansaction Document and Security Document, including all delivery obligations under the Stream Documents, and theie is no breach or default by Beni Creek oi ony other Obligor of their respective obligations under the Transaction Dociunents or the Security Documents, end no event or circumstance hos occurred which (with notice, lopse of time, or both) could constitute o breach or default of ony Transaction Document or Security Dociunent by Beni Cieek oi ony Obligor ; the information set forth in Schedule F pertaining to the corporate ownership stricture of Bear Creek is tiue, occiuote end complete as of the Closing, end the number end percentage of the issued end outstondinp equity securities of ea ch subsidioi of Beni Cieek ore owned b the Peison set out in Schedule F

(o) - 16 - Eoch of the foiepoinp conditions precedent is foi the exclusive benefit of IRC, end IRC inoy woive any of them in whole oi in part in wiiting. ARTICLE 4 REPRESENTATIONS ANSI WARRANTIES 1. Representations and Warranties of IRC IRC heieby represents and warrants to Hiphlonder as follows end acknowledges thot Hiphlonder is relying upon such repiesentations and warranties in connection with the matters contemplated by this Agreement : (a) IRC validly exists os o company in good standing under the fedeial laws of Canada.

- 17 - (b) 1368445 validly exists as a company in good standing under the laws of the Province of British Columbia . (c) Each of IRC and 1368445 has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and any related documents to which it will be or is a party . Each of IRC and 1368445 has taken all corporate action necessary to authorize the execution and delivery, and the observance and performance of its covenants and obligations under, this Agreement and any related documents to which it will be a party . (d) This Agreement, when executed and delivered, will be duly executed and delivered by each of IRC and 1368445 , and will constitute, a legal, valid and binding obligation of each of IRC and 1368445 enforceable against each of IRC and 1368445 in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court . (e) The execution and delivery of, or the observance and performance by each of IRC and 1368445 of, any covenant, condition or obligation under this Agreement or any related document to which it will be a party does not and will not contravene or result in a material violation of or a breach or default under (with or without the giving of notice or lapse of time, or both), or in the acceleration of any obligation under : (i) the articles, by - laws, directors’ or shareholders’ resolutions of IRC or 1368445; or (ii) the provisions of any material contract, mortgage, security document, obligation, licence, permit or instrument to IRC or 1368445 is a party, or by which IRC or 1368445 is bound or affected, and which could reasonably be expected to adversely impact the performance of IRC’s or 1368445 ’s obligations under this Agreement or any related document . (f) No Person other than Highlander has any oral or written agreement, option, right, privilege or any other right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) in respect of IRC’s and 1368445 ’s interest in the Transaction Documents, and neither IRC nor 1363445 has assigned any of its interest in the Transaction Documents . (g) There is no outstanding, pending, or, to the knowledge of IRC or 1368445 , threatened, court, administrative, regulatory or similar proceeding (whether civil, quasi - criminal or criminal), arbitration or other dispute settlement procedure, investigation, audit, assessment, inquiry, request for information, warrant, charge, suit or claim by any party to the Transaction Documents, or any similar matter or proceeding by any such party in respect of the Transaction Documents . (h) There are no Liens or other restrictions encumbering IRC’s or 1368445 ’s interest in the Transaction Documents .

- 18 - (i) To the knowledge of IRC, the Security Documents represent all of IRC’s and its Affiliates’ Liens in respect of the Property, including Real Property, of the Obligors . 2. Representations and Warranties of Highlander Highlander hereby represents and warrants to IRC as follows and acknowledges that IRC is relying upon such representations and warranties in connection with the matters contemplated by this Agreement : (a) Highlander validly exists as a company in good standing under the laws of the Province of British Columbia . (b) Highlander has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and any related documents to which it will be or is a party . Highlander has taken all corporate action necessary to authorize the execution and delivery, and the observance and performance of its covenants and obligations under, this Agreement and any related documents to which it will be a party . (c) This Agreement, when executed and delivered, will be duly executed and delivered by Highlander, and will constitute, a legal, valid and binding obligation of Highlander enforceable against Highlander in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court . (d) The execution and delivery of, or the observance and performance by Highlander of any covenant, condition or obligation under this Agreement or any related document to which it will be a party does not and will not contravene or result in a material violation of or a breach or default under (with or without the giving of notice or lapse of time, or both), or in the acceleration of any obligation under : (i) any applicable law; (ii) the articles, by - laws, directors’ or shareholders’ resolutions of Highlander; or (iii) the provisions of any material contract, mortgage, security document, obligation, licence, permit or instrument to which Highlander is a party, or by which Highlander is bound or affected, and which could reasonably be expected to adversely impact the performance of Highlander’s obligations under this Agreement or any related document . (e) There are no actions, suits or proceedings, judicial or administrative, whether or not purportedly on behalf of Highlander, pending or, to the knowledge of Highlander threatened, by or against Highlander, at law or in equity, affecting, or that would reasonably be expected to affect, the completion of the transactions contemplated

- 19 - by this Agreement, and, to the knowledge of Highlander, there ore no grounds on which ony such action, suit or proceeding might be commenced. (f) Theie is no requMeinent for Hiphlonder to make ony filing with, give ony notice to or obtoin any consent or approval from ony Goveiuinental Body as a condition to the lowful consiunination of the transactions contemplated by this Agreement . Theie is no requirement under (i) ony contiact, agreement or arrangement to which Hiphlonder is a porty oi by which it is bound, or (ii) any applicable lows, to make any filing with, give any notice to, oi to obtain the consent oi approval of, ony other Person ielating to the transactions contemplated by this Agreement . 3. Knowledge Where any repiesentotion oi warranty contained in this Agreement is expressly qualified by refeience to the “knowledge” of : (a) IRC or 1368445 , it shall be deemed to refer to the actual knowledge of Jason Hynes and Rondy Shefinon in their iespective ioles as officers of IRC : and (b) Hiphlonder, it shell be deemed to refei to the actual knowledge of Doniel Eoi’ 1 e and Tom Ladner in their respective roles as officers of Highlwder . 4. Survival of the Representations and Warranties (a) The repiese ntotions end warranties set forth in Sections 4.1 and 4.2 shall survive the Closin (b) Foi greater certainty, the expiry of the survival pei'iod applicable to a repiesentation or warranty shell be without prejudice to ony claim for indemnification based on any inaccuracy oi misiepresentation in such repiesentation or warranty made piior to such expiry pursuant to this Agreement . ARTICLE S Ih IEMNIFICATION 1. Indemnity by IRC IRC shall indemnify end save harmless Highlander horn and against all losses siiffeied by it (but, for greater certainty, not foi any indirect, consequential, incidental, exemplary, economic, special or punitive losses oi damages, including loss of profits) resulting from (i) ony inacciuacy or inisrepiesentation in any iepresentation or warranty given by IRC in this Agreement, or (ii) any breach or non - perfoimonce by IRC of any covenant or obligation to be peiforined by it piusuant to this Agreement . 2. Indemnity by Highlander Hiphlonder shall indemnify and save harmless IRC from and against all losses siiffeied by it (but, for greater certainty, not foi any indirect, consequential, incidental, exemplary, economic, special or punitive losses oi damages, including loss of profits) resulting from (i) ony inacciuacy or

- 20 - misrepresentation in any representation or warranty given by Highlander in this Agreement, or (ii) any breach or non - performance by Highlander of any covenant or obligation to be performed by it pursuant to this Agreement . 3. Continuing Obligation This Article 5 : (a) is a continuing obligation, separate and independent from the Parties’ other obligations and survives the termination of this Agreement ; (b) is absolute and unconditional and unaffected by anything that might have the effect of prejudicing, releasing, discharging or affecting in any other way the liability of a Party ; and (c) is in addition the right to pursue all other remedies available to a Party under this Agreement or at law or at equity, including specific performance . ARTICLE 6 COVENANTS 1. Notice of Breach Each Party agrees to give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of this Agreement, until the earlier to occur of the termination of this Agreement and the Closing of any event or state of facts which occurrence or failure would, or would be likely to : (a) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date of this Agreement, or at the Closing ; (b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Closing ; or (c) result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Article 3 , as the case may be . 2. Transaction Documents Subject to Section 6 . 3 (b), each of IRC and 1368445 agrees that, until the earlier of the Closing or the termination of this Agreement in accordance with Article 7 , it shall not modify or amend, in any material respect, transfer or terminate the Transaction Documents . 3. Actions to Complete Agreement (a) Each Party agrees to take all such reasonable action as is within its power to control, and shall use reasonable commercial efforts to cause other actions to be taken which are not within its power to control, with a view to achieving compliance with all conditions set forth in Article 3 which are for the benefit of the other Party . The

- 21 - Parties will cooperate in pioviding such ossistonce as may be reosonobly required in connection with the foregoing. (b) Notwithstondinp any othei provision of this Agreement, Hiphlwder acknowledges and agrees thot each of IRC end 1368445 is permitted to take any steps it deems advisable to piotect its legal end financial inteiests if any Obligor files or becomes the subject of any proceeding iindei any Insolvency Laws . ARTICLE 7 TERMINATION 1. Termination Events. This Agreement inoy be teiniinoted end the transactions contemplated hereby inoy be abandoned: (a) at any time, by the mutual written agreement of Highlandei and Sandstorin; (b) by eithei Hiphlonder oi Sondstoim ct any time prior to Closing, if the other is in material breech or default of its respective covenants, agreements, or other obligations in this Agreement or if any of its representations or warranties in this Agreement are not true and occuiote in all material iespects when made oi when otheiwise requMed by this Agreement to be tiue end acciuate, end such breech, default oi inocciuocy hos not been cued within ten (10) Business Doys following wi'itten notice thereof given by the teiniinatinp party : (c) by eithei Hiphlonder oi Sandstorin upon written notice to the other, if the Closing has not occurred on oi befoie the Outside Date ; or (d) by either Hiphlonder or Sondstoini if the Arrangement Agreement is terminated in accordance with its terms . 2. Effect of Termination. If this Agreement shell be terminated piusuant to Section 7.1, all obligations of the Parties hereunder shall teiniinote, except foi the obligations in Section 8.

- 22 - ARTICLE 8 GENERAL 1. Further Assurances Eoch of the Parties shell, from time to time, execute and deliver all such furthei documents and insMunents and do ol 1 acts end thinps as any other Party may, either befoie or offer the Closing, reasonably iequire to effectively coiry out or better evidence or perfect the full intent end meaning of this Agreement . 2. Time of the Essence Time shall be of the essence of this Agreement . 3. Fees and Expenses 4. Benefit of the Agreement This Agreement shell eniue to the benefit of and be binding upon the respective successois and permitted assigns of the Parties . 5. Entire Agreement This Agreement constitutes the entire agreement between the Parties with iespect to the subject inottei heieof end cancels end supersedes any pi'ioi understandings and agreements between the Parties with respect heieto . There are no repiesentotions, witiTanties, terms, conditions, undertakings or collateral agreements, expiess, implied or statutoiy, between the Parties othei than as expiessly set forth in this Agreement . 6. Confidentiality and Public Disclosure (a) This Agreement, and the contents of this Agreement shall be maintained in confidence by the Parties end not disclosed to any other Person (except as may be requMed by Securities Lows, the TSX and the TSX - V iules oi requirements) without the prior written oppioval of the othei Parties, which shall not be uiireasonably withheld . (b) Immediately upon one Party determining that they may be requMed to disclose this Agreement, oi any related agreement, or the contents of this Agreement oi any related agreement, such Party must piovide the other Potties with notice of such requMed disclosure .

- 23 - (c) No public statement, press release or public disclosure respecting this Agreement (including without limitation, any SEDAR+ filings of this Agreement) shall be made by any Party or its Affiliates unless the Party (or Affiliate) making such disclosure has consulted with the other Parties within a reasonable amount of time prior to making such public statement, press release or public disclosure, and the Parties shall use reasonable commercial efforts to agree upon a text for such public statement, press release or public disclosure (or redactions in the case of any SEDAR+ filings) that is satisfactory to the Parties ; provided that, this Section 8 . 6 (c) shall not operate to prohibit any Party (or Affiliate) from issuing or making a public statement, press release or public disclosure where it is required to do so by applicable law . 7. Amendments and Waiver No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived . 8. Assignment This Agreement may not be assigned by a Party without the written consent of the other Party . 9. Severability Each of the provisions contained in this Agreement is distinct and severable from the remainder of the Agreement and any determination of illegality, invalidity or unenforceability of any provision or part hereof by a court of competent jurisdiction shall not affect the validity of enforceability of any other provision or part hereof, unless, as a result of such determination, this Agreement would fail in its essential purposes . 10. Notices Any notice, demand, consent or other communication (“ Notice ”) given or made under this Agreement : (a) must be in writing and signed by a person duly authorised by the sender; (b) must be delivered to the intended recipient by email, hand or by courier to the address below or the address last notified by the intended recipient to the sender : (i) to IRC and 1368445: International Royalty Corporation Suite 500, 220 Bay Street Toronto, Ontario M5J 2W4

Attention: Email: (ii) to Highlander: - 24 - REDACTED — PERSONAL INFORMATION Hiplilonder Silvei Coip. 2500 — 100 Kinp Street West Toronto, Ontario, Conada M5K 2A1 Attention: E - niai1: REDACTED — PERSONAL INFORMATION with a copy (which shall not constittite notice) to: Osler, Hoskin & Harcoui't LLP Bentall Form, 1055 Diinsmuir Street. Suite 3000 Vancouvei, British Columbia, Canada V7X lK8 Attention: E - niai1: REDACTED — PERSONAL INFORMATION (c) Any notice will be deemed to have been given end received: (i) if personally deliveied, then on the day of personal service to the recipient party, piovided that if such date is o day othei than o Business Day such notice will be deemed to have been given and ieceived on the first Business Day following the date of personal service ; (ii) if by pre - paid registered mail, then the fii'st Business Day, aftei the expiration of five (5) days following the date of mailing; o1 (iii) if sent by e - mail and successfully transmitted piior to 5 : 00 pin on a Business Day where the recipient is located, then on that Business Day, and if transmitted aftei’ 5 : 00 pin on a Business Day where the recipient is located or on the day that is not a Business Day where the recipient is located, then on the lust Business Day following the date of transmission . (d) A Porty inoy at any tilne change its address for fhtuie Notices hereunder by Notice in accoldance with this Section. 8.11 Governing Law This Agreement shall be governed by and construed in occoi'dance with the laws of the Piovince of British Columbia and the federal laws of Canada applicable therein, other than such laws relating to conflicts of law .

- 25 - 12. Dispute Resolution Any dispute, controversy or claim between the Parties arising out of or relating to this Agreement, or the execution, interpretation, breach, termination, or invalidity thereof, shall be determined by the courts of the Province of British Columbia . 13. Counterparts and Electronic Signatures This Agreement may be executed in two or more counterparts (including counterparts delivered by email), all of which, taken together, shall be regarded as one and the same Agreement . Counterparts may digitally or electronically executed and the Parties adopt any signatures received by such digital or electronic means as original signatures of the Parties . [The balance of this page is intentionally left blank]

IN WITNESS WHEREOF the Parties hove caused this Agreement to be executed and delivered os of the date first set foi4h obove. HIGHLANDER SILVER CORP By. / signed / " Daniel Earle" Nome: Doniel Earle Title: Chief Executive Officer INTERNATIONAL ROYALTY CORPORATION By: signed / ”Pniil Libiim”' Nome: Peril Libner Title: Vice President and Treasurer’ INTERNATIONAL ROYALTY CORPORATION, in its capacity as Collateral Agent By: / signed / ”Pniil Orbiter”' Nome: Paul Libner Title: Vice President end Ti'eosiuer 1368445 B.C. LTD. By: / signed / ”Pniil Orbiter”' Nome: Peril Libner Title: Vice President end Ti'eosiuer

ALL SCHEDULES REDACTED – COMMERCIALLY SENSITIVE INFORMATION